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                                                                EXHIBIT 3(ii).11


                        BURNHAM PACIFIC PROPERTIES, INC.
                               (the "Corporation")

                               AMENDMENT TO BYLAWS


         On October 16, 2000, the Board of Directors of the Corporation amended the Bylaws of the Corporation by:

         Deleting therefrom ARTICLE II, Section 2 in its entirety and inserting the following in lieu thereof:

         "Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation properly brought before the meeting shall be held on the fifth Thursday of November each year, or on such other date set by the Board of Directors, if any, which is not more than fifteen days prior to or after such fifth Thursday of November, and at such time as shall be fixed by the Board of Directors."